October 30, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX 562-733-5200

Mr. Mark A. Wallace
Senior Vice President and Chief Financial Officer
Health Care Property Investors, Inc.
3760 Kilroy Airport Way, Suite 300
Long Beach, CA 90806

RE: **Health Care Property Investors, Inc.**
       Form 10-K for the year ended December 31, 2005 and Form 10-Q for the
       quarters ended March 31, 2006 and June 30, 2006
       File no. 001-08895

Dear Mr. Wallace:

We have reviewed the above referenced filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 1. Business, Properties, Portfolio Summary, page 6

1. We note your disclosure of net operating income here and on pages 7, 24 and 25. Net operating income per individual property, property type or by geographical location, other than at the segment level, is not reconcilable to a GAAP measure since net income (loss) on the same basis is not reported. In future filings, please remove your disclosure of net operating income (loss), other than on a segment

basis, or further explain to us how you currently meet, or in future filings be able to meet, the disclosure requirements in Item 10(e)(1)(i) of Regulation S-K.

2. If you are providing your disclosure of net operating income (loss) by segment as an extension of the segment information determined in conformity with SFAS 131, please revise your disclosure in future filings to either (1) present the SFAS 131-required information in here or (2) include a cross reference here to the SFAS 131-required information in the footnote to the financial statements. You may refer to Questions 16-21 of the SEC's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as it relates to the presentation of segment information.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

You may contact Kelly McCusker, Staff Accountant, at (202) 551-3433 or the undersigned at (202) 551-3431 if you have questions.

Sincerely,

Joshua S. Forgione
Assistant Chief Accountant